This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

April 26, 2007

Item 3.

Press Release

April 26, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation expects to release its financial results for 1 2007 on Monday, May 14, 2007 at 4:00 PM Eastern (1:00 PM Pacific).

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 26th day of April, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Thursday, April 26, 2007

(No.2007-04-06)

CARMANAH ANNOUNCES RELEASE DATE FOR Q1 2007 FINANCIAL

RESULTS AS WELL AS CONFERENCE CALL

Victoria, British Columbia, Canada – Thursday, April 26, 2007 - Carmanah Technologies Corporation (TSX: CMH) expects to release its financial results for Q1 2007 on Monday, May 14, 2007 at 4:00 PM Eastern (1:00 PM Pacific).

Subsequently, a conference call will be held later on Monday, May 14, 2007 at 5:00 PM Eastern (2:00 PM Pacific) to discuss the Q1 2007 results.  To participate on the conference call, in North America please call toll-free 1-800-525-6384 approximately five to ten minutes prior to the start time.  For international participants, please dial 1-780-409-1668.  When prompted for the Conference ID, please enter 7427686.

This conference call will also be recorded and accessible via Carmanah's corporate website at www.carmanah.com within three business days.

Notice of Annual General Meeting

Carmanah will hold its 2007 Annual General Meeting on May 30th, 2007 at 10:00 AM Pacific in Victoria, British Columbia, Canada.  The address is as follows:

Delta Victoria Ocean Pointe Resort

45 Songhees Road, Victoria, BC  V9A 6T3

Toll-Free : 1-800-667-4677

Local: (250) 360-2999

Please RSVP by e-mail to agm@carmanah.com.  The Company would also be pleased to answer any shareholder inquiries regarding flights or accommodations.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.